February 24, 2006

Mr. Dennis Hult

Staff Accountant

United State Securities and Exchange Commission

Division of Corporate Finance

701 First Street, NE.

Washington, D.C. 20549

Re:	Implant Sciences Corporation (the “Company”)
File No. 1 -14949

Dear Mr. Hult:

In connection with the Staff’s comment letter, dated January 10, 2006, regarding the Company, we hereby respectfully submit to you the following responses electronically via EDGAR.

For convenience of your review, in the subsequent pages, we have repeated the Staff’s questions and comments prior to our response.

Additionally, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Please direct your questions or comments regarding the Company’s response, to the undersigned at 781-246-0700 x104, or the Company’s SEC counsel Attorney David Selengut, at Ellenoff Grossman & Schole, LLP, at 212-370-1300. Thank you for your attention to this matter, and we await your response.

Sincerely,
Implant Sciences Corporation
/s/ Diane J. Ryan
VP Finance and CFO

Cc:	David Selengut, Esq.
BDO Seidman, LLP
Brown & Brown, LLP

Form 10-KSB for the year ended June 30, 2005

SEC Question:  Item 8 Controls and Procedures, page 59

1.                                       We note under the header “Limitations on the Effectiveness of Controls” on page 59, that management, including the CEO and CFO concluded that the disclosure controls and procedures are effective. Please tell us how this reconciles with the conclusion reached under the header “Conclusions” on page 60, that the controls and procedures are not effective. Revise as necessary.

Response:

This was a typographical error. It should have stated that they are not effective due to the items identified in the conclusion.

Form 10-QSB for the period ended September 30, 2005

SEC Question : Item 5 Controls and Procedures, page 22

2.                                       You indicate that the CEO and CFO conclude that the disclosure controls and procedures are effective. If you conclude that the controls were not effective in the prior period, please tell us how you currently conclude that they are effective.

Response:

The controls and procedures noted as not being effective related to insufficient staffing and technical accounting expertise and interpretation of non-routine/complex accounting transactions. In addressing these issues, during the Quarter ended September 30, 2006, the Company hired an outside financial consultant to assist with and review our interpretation of non-routine and/or complex accounting transactions. This person works closely with the CFO and the independent auditors to ensure proper interpretation of the accounting guidance. Thus, management has concluded that the disclosure controls and procedures are now effective.

SEC Question : Note 8. Secured Term Note and Series D Financing, page 11

3.                                       Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion feature for the convertible preferred shares is an embedded derivative that you should separate from the host and account for at fair value under SFAS 133. It appears that these agreements may not meet the definition of conventional convertible preferred stock in paragraph 4 of EITF Issue 00-19 since they have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a present time period, or else you are required to pay a liquidated damages payment. Additionally, you will incur these liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion under EITF 98-5 and EITF 00-27. Please advise.

Response :

On September 30, at the date the agreement was completed, and thereafter, we believed that the convertible preferred stock was “conventional” because the number of shares were fixed based upon a fixed conversion price. The only way the conversion price could be adjusted would be an additional issuance at a discount to market, which we saw as a factor that was in the Company’s control and therefore did not affect the “conventional” nature of the preferred stock.

We have since reviewed guidance and interpretations provided by the SEC and spoken with our independent public accountants and understand that the SEC views any potential for adjustment to a fixed number of shares as one that would make the convertible security not “conventional”. Based upon that guidance, the Company now believes that the conversion feature should be bifurcated and therefore assessed under EITF 00-19 paragraphs 12 -32. In re-reviewing the guidance in EITF 00-19 to determine whether the conversion feature in the Series D instrument is an embedded derivative, we agree with your position that the conversion feature is an embedded derivative which should be separated from the host and accounted for at fair value under SFAS 133.

This conclusion was based on our evaluation of the criteria in EITF 00-19 to determine “Equity” vs. “Liability” treatment of the conversion feature.

Because the conversion feature has characteristics that would require liability classification; the conversion feature would be considered an embedded derivative and should be bifurcated from the host and accounted for as a derivative liability with changes in fair value being recorded in the income statement.

We have measured the fair value of the conversion feature and have determined that that we would record an amount of $1,397,000, at issuance, or September 30, 2005. This requires us to adjust our balance sheet at September 30 to report the fair value of the beneficial conversion feature in the liabilities section and as a result of this, to adjust the value of the underlying convertible preferred. This adjustment was included in the 10-Q filed on February 21, 2006.

Additionally, at December 31st we re-measured the fair value of this derivative and recorded the related change in value in the income statement under the classification “Mark to market of beneficial conversion feature,” which is deducted from net income (loss) in arriving at Net Income (Loss) for common shareholders.

SEC Question:

4.                                       In this regard, please tell us how you analyzed the registration rights and associated penalties under paragraph 16 of EITF 00-19. Explain your consideration of paragraphs 16 and 25 of EITF 00-19 in analyzing the requirements to pay penalties if your shares fail to remain listed on the exchange, which is not within your control.

Response:

In determining the appropriate classification of the conversion feature as a derivative in question 3 above, the Company did review paragraphs 16 and 25 and they were one of the factors in concluding that the conversion feature should be classified as a liability. The liquidating damages section of the Series D does require the possible payment of cash and that is one of the elements that was considered in determining the conversion feature should be classified as a liability.

SEC Question:

5.                                       We note that in conjunction with the Series D Convertible Preferred Stock, the Company also issued to Laurus a warrant to purchase 50,000 shares of common stock at $10.20 per share. Please tell us how your accounting for this transaction complied with generally accepted accounting principles, including SFAS 133, EITF 00-19 and 05-04.

Response:

The Company noted that the warrants issued in conjunction with the Series D, were accounted for by allocating the fair value to equity and specifically the account “additional paid in capital”. The Company determined that the allocation to equity was appropriate by reviewing guidance in SFAS No.133 and EITF 00-19 and determined that the “liquidating damages” provision of the convertible preferred do not apply to the warrants. There is 1) no provision requiring registered shares, 2) no provision if net share settled requires delivery of more than is authorized, 3) no provision that requires cash payment for settlement of warrant and 4) no provision that ranks the warrant holder higher than other common holders. Therefore, EITF 05-04 is not applicable.

The warrant for 50,000 shares @ $10.20 per share issued with the Series D Convertible Preferred Stock had been valued using the Black Scholes pricing model and the following assumptions:

50,000 shares @ $10.20

Volatility	80%
Life	5 years
Stock Price on Date of Grant	5.64
Exercise rice	10.20
Expected Divident Yeild	0
Risk-Free Interest Rate	4.12%

Black Scholes	3.14
Tax Rate	0%
Number of Shares	50,000
Vesting Period	Immediate

Value	$157,000

The value of the warrant as identified above was used in allocating consideration received between the Series D Preferred and the warrants on a fair value basis at the date of issuance and therefore results in additional accretion for the Series D Cumulative Preferred to bring it back to its full value. This accretion is calculated using the effective interest method and is added to the value of the dividends earned on the Series D that are recorded in the income statement in arriving at Net Income (Loss) to Common Shareholders.